Exhibit 23.2

CONSENT OF MARSHALL MILLER & ASSOCIATES, INC.

Marshall Miller & Associates, Inc. hereby consents to the use by Contura Energy, Inc. (the “Company”) of the information contained in our report dated March 10, 2020, relating to estimates of certain coal reserves belonging to affiliates of the Company, and to the reference to Marshall Miller & Associates, Inc. as the preparers of the report, in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, and any amendments thereto, and to the incorporation of this information by reference into any other filing made or to be made by the Company with the United States Securities and Exchange Commission, including but not limited to any registration statement or any amendments thereto.

Marshall Miller & Associates, Inc.

By:	/s/ Steven Keim
Name:	Steven Keim
Title:	Senior Vice President

Dated:	March 18, 2020